Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-167807
May 3, 2011

One Coin You Won’t Find in my Pocket

By Kevin Feldman

A couple weeks back I wrote about the possibility that we’re seeing a return to the use of gold as money. What was my evidence? Well, there’s the fact that J.P. Morgan has begun accepting gold as collateral for some financial transactions. Then there are gold purchases by central banks. And finally there’s the high demand for American Eagle gold coins, printed and sold by the U.S. Mint.

And right on cue, I got an email from the Mint last week asking if I wanted to buy one of its Gold Eagle coins, which has a face value of $50. Issued by the Mint for the past quarter-century, it’s certainly an attractive coin, as you can see from the U.S. Mint image below. According to the email the Mint sent me, the coin’s obverse shows an allegoric image of Liberty holding a torch done by 19th-century sculptor Augustus Saint-Gardens. The reverse shows a male eagle carrying an olive branch and flying over a nest containing a female eagle and four baby eagles—(“eaglets” to you aspiring naturalists). The coins, the Mint says on its website, are “a great way to honor that special person on Mother [sic] or Father’s Day.”

I’ll admit, I was tempted. The coins have a history of selling out quickly, so I visited the Mint’s website. That’s when I became considerably less tempted. The Mint quoted me a price of $1735 for the 1-oz coin—about 15% more than its current value as gold. A set of four coins containing 1.85 ounces of gold went for a similar premium: $3250 for gold that’s worth about $2800. (The prices change daily depending on the spot price of gold.)

Now, I’m not a professional collector, and I’m sure these coins are highly valued by people who are. But from the standpoint of an investor looking to diversify and/or hedge his portfolio, it’s hard to feel good about a mark-up like that; At IAU’s .25% annual sponsor fee, you would have to own your eagles for 40 years to earn back the premium over spot prices the Mint is charging. The Gold Eagle is attractive, but not that attractive—and investors who want to own gold or add to their gold position can likely do better.

Disclosure: Author is long IAU.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.